UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 28, 2011

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated October 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: October 28, 2011	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE

Enbridge Inc. Declares Quarterly Dividends and will hold Third Quarter 2011 Financial Results Webcast Nov. 9

CALGARY, Alberta, October 28, 2011 – Enbridge Inc. (TSX, NYSE: ENB) announced today that its Board of Directors has declared a quarterly dividend of $0.245 per common share, payable on December 1, 2011 to shareholders of record on November 15, 2011.

In addition, the Board declared a quarterly dividend of $0.34375 per Series A Preferred Share payable on December 1, 2011 to shareholders of record on November 15, 2011.

Enbridge will host a webcast conference call to discuss its 2011 third quarter financial results as follows:

Event:	Enbridge Inc. 2011 Third Quarter Financial Results Conference Call

Date:	Wednesday, November 9, 2011

Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time

Webcast Registration: sign-up Dial-in # (Audio only) North America: 1-866-804-6920 Outside North America: +857-350-1666 Participant Passcode: 74708687

A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.

Audio Replay # (Available for 7 days after call) North America: 1-888-286-8010 Outside North America: +617-801-6888 Replay Passcode: 54567900

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. - Investment Community	Enbridge Inc. - Media

Jody Balko	Jennifer Varey
(403) 231-5720	(403) 508-6563/(888) 992-0997
Email: jody.balko@enbridge.com	Email: jennifer.varey@enbridge.com